Skadden, Arps, Slate, Meagher & Flom llp

A Delaware Limited Liability Partnership

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November 7, 2023

VIA EDGAR

Ms. Laura McKenzie

Mr. David Plattner

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PDD Holdings Inc.
Schedule TO-I filed October 26, 2023
File No. 005-90585

Dear Ms. McKenzie and Mr. Plattner,

On behalf of our client, PDD Holdings Inc. (the “Company”), we set forth below the Company’s responses to the comments contained in the letter dated November 3, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Schedule TO-I filed by the Company on October 26, 2023 (the “Schedule TO”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Schedule TO (the “Amendment No. 1”) with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amendment No. 1.

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

November 7, 2023

Schedule TO-I filed October 26; Put Right Notice

Summary Term Sheet, page 1

1.	We note that the response to “When does the Put Right expire?” on page 2 states you “will not extend the period Holders have to exercise the Put Option,” but Section 2.2 on page 5 states you “do not expect to extend the period Holders have to exercise the Put Option.” Please clarify whether you may extend the exercise period, and if so, how it could be extended. Refer to Item 4 of Schedule TO and Item 1004(a)(1)(v) of Regulation M-A.

The Company respectfully advises the Staff that the Schedule TO, including the Put Right Notice filed as an exhibit thereto, was filed in compliance with the offer period requirements of Rule 13e-4 and the Indenture governing the Put Right under the Notes. As a contractual matter, the Company does not have the right to delay the Repurchase Date under the terms of the Indenture, and the same has been disclosed in Section 2.2 of the Schedule TO. As such, the Company has no intention to extend the offer period unless required to by law.

In response to the Staff’s comment, the Company has revised the disclosure in the Amendment No. 1 to state that the Company may extend the period Holders have to exercise the Put Right, but it does not currently expect to do so unless required to by law, and that if the Company extends the offer period, it will publicly disclose the new expiration date by filing an amendment to the Schedule TO and/or by issuing a press release.

Source of Funds, page 6

2.	Please disclose the existence of any alternative financing plans or arrangements in the event the Company does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. See General Instruction E to Schedule TO, Item 7 of Schedule TO, and Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure in the Amendment No. 1 to state that the Company does not currently have alternative financing plans or arrangements as it has sufficient cash on hand to pay the total amount of consideration required to repurchase all of the Notes.

General

3.	Please provide a brief statement of the accounting treatment of the offer, or advise if it is not material. See General Instruction E to Schedule TO, Item 4 of Schedule TO, and Item 1004(a)(1)(xi) of Regulation M-A.

The Company respectfully advises the Staff that the Notes were issued at par, and that the Put Right has been an integral term of the Notes from the time that the Notes were issued. Pursuant to the Put Right, each Holder of the Notes has the right to sell, and the Company has the obligation to repurchase, all of such Holder’s Notes or any portion of the principal thereof that is equal to US$1,000 or an integral multiple thereof at a purchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid Special Interest, subject to the terms of the Indenture, the Notes and the Put Right Notice. The Put Right is clearly and closely related to the Notes, and the Put Right is not bifurcated from the Notes when accounting for the Notes.

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

November 7, 2023

The Notes were accounted for as a current liability on the Company’s consolidated balance sheet as of December 31, 2022 due to the Notes being repurchasable on December 1, 2023 pursuant to the Holders’ exercise of their Put Right. To the extent the Holders validly exercise their Put Right, there will be a reduction to the Company’s current liabilities in an amount equal to the aggregate purchase price of the repurchased Notes, and a corresponding reduction of the Company’s cash and cash equivalents. The remaining balance of the Notes will be reclassified as a non-current liability on the Company’s consolidated balance sheet after the Repurchase Date because the remaining Holders will no longer be able to exercise the Put Right.

Based on the above, the Company respectfully advises the Staff that it believes the accounting treatment of the offer is not material, and therefore does not warrant disclosure pursuant to General Instruction E to Schedule TO, Item 4 of Schedule TO, and Item 1004(a)(1)(xi) of Regulation M-A.

*          *          *

If you have any additional questions or comments regarding the Schedule TO or the Amendment No. 1, please contact the undersigned at +86 21 6193 8225 or yuting.wu@skadden.com.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

cc:	Jun Liu, Vice President of Finance, PDD Holdings Inc. Harry Han, Partner, Ernst & Young Hua Ming LLP